IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE AEROJET ROCKETDYNE HOLDINGS, INC.	)))))	C.A. No. 2022-0127-LWW PUBLIC VERSION FILED JUNE 3, 2022

<u>PLAINTIFFS' POST-TRIAL BRIEF</u>

A. Thompson Bayliss (#4379)
Michael A. Barlow (#3928)
Eliezer Y. Feinstein (#6409)
Samuel D. Cordle (#6717)
ABRAMS & BAYLISS LLP
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
(302) 778-1000

Attorneys for Plaintiff
Warren G. Lichtenstein

Peter J. Walsh, Jr. (#2437)
Matthew F. Davis (#4696)
Abraham C. Schneider (#6696)
Patrick A. Lockwood (#6851)
POTTER ANDERSON & CORROON LLP
1313 North Market Street
Hercules Plaza, 6th Floor
Wilmington, Delaware 19801
(302) 984-6000

Attorneys for Plaintiffs James R. Henderson, Audrey A. McNiff and Martin Turchin

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page(s)

Cases

v

Rules

Statutes

Other Authorities

PRELIMINARY STATEMENT[1]

Trial proved that Eileen Drake repeatedly and without authority hijacked Aerojet's resources to foment a corporate insurgency and rid herself of oversight by Warren Lichtenstein, the Company's Executive Chairman.

In response to board-level disagreements, dysfunction, and uncertainty regarding a pending merger with Lockheed, Lichtenstein proposed a Company slate of seven incumbent directors ahead of the nomination deadline for Aerojet's upcoming Annual Meeting. Drake sabotaged consensus on the slate.

After Lichtenstein timely submitted nominations and pressed for agreement, Drake improperly and without authority deployed Company employees, advisors and other resources to discredit Lichtenstein and three other sitting directors. Drake used every tool at her disposal, including corporate blackmail, an unauthorized press release, unauthorized SEC filings, improper communications with Company stockholders, an information blockade, and even an unauthorized lawsuit in the name of the Company. After Plaintiffs obtained interim relief from this Court, Drake and her allies defied the Court's February 15 TRO, its February 23 decision, and its May 5 and 6 discovery rulings.

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[1] Undefined terms have the meanings ascribed to them in Plaintiffs' Pre-Trial Brief ("PPTB"). Citations to "DPTB" reference Defendants' Pre-Trial Brief.

After securing a significant head-start by usurping Company resources, Defendants have called a special meeting for June 30 in an effort to avoid any real consequence from this litigation. As set forth below, the Court should grant relief sufficient to level the playing field and ensure a fair election.

STATEMENT OF FACTS

I. GENERAL BACKGROUND

Lichtenstein has served as an Aerojet director since 2008, JX-0586 at 5, and as Chairman or Executive Chairman since 2013. JX-0013. Since 2008, the Company's stock price has risen by approximately 300%. PTO ¶5. Lichtenstein recruited Drake, along with all the other directors. Corcoran Tr. 207:9-16; Chilton Tr. 316:13-317:11; Lichtenstein Tr. 932:21-933:2, 931:5-932:2, 934:4-17.[2]

Drake's employment agreement requires her to report to the Executive Chairman. *See* JX-0023 § 1(a); JX-0591; Drake Dep. 288. Although Drake and Lichtenstein worked productively for several years, their relationship deteriorated in late 2020 when the Company began negotiating a potential merger with Lockheed.[3]

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[2] Citations in the form "[Name] Tr." refer to trial testimony. Citations in the form "[Name] Dep." refer to deposition testimony.

[3] Tensions rose as Lichtenstein pressed Drake to negotiate for certain target-friendly terms, including a reverse break fee, Lichtenstein Tr. 945:14-18, and stock consideration, *id.* at 1002:9-1003:21, and when Lichtenstein asked her to consider alternatives including a repurchase of convertible debt, a repurchase of stock, a Dutch tender offer, or a self-tender offer. *Id.* at 944:4-946:11, 1005:18-1006:13; *see* Chilton Tr. 319:8-14. At trial, Drake accused Lichtenstein of asking Citi and

Drake stood to earn a $25 million change-in-control payment if the transaction closed. *See* JX-0577 at 30; Lichtenstein Tr. 940.

Ultimately, Lichtenstein and the rest of the Board voted to approve the Merger. Lichtenstein Tr. 956:4-19; JX-0030 at 57. The Company's stockholders approved the transaction on March 9, 2021, JX-0031 at 2, and Steel cast all its votes in favor of the deal. PTO ¶35.

A.   Drake Gins Up An Investigation Out Of Fear For Her Job

The Merger remained subject to FTC review, and the Company's stock traded significantly below the Merger price, signaling market skepticism about FTC approval. Henderson Tr. 13:3-7; Lichtenstein Tr. 960:19-962:2; *see* JX-0590. Lichtenstein encouraged management to engage in contingency planning. *See*, *e.g.*, Boehle Tr. 742:12-15, Lichtenstein Tr. 961:23-962:15, 963:2-8; JX-0051 at 3; JX-0058; JX-0062; JX-0073. Drake and her allies in management refused. Drake Tr. 472:10-475:21; JX-0051; JX-0062; *see* JX-0059 at 2 (Kampani claiming that "internal contingency planning … is premature and comes with some risk"); JX-0057; Lichtenstein Tr. 962:18-23. To get her way, Drake assured the Board that

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Evercore to "manipulate" their valuation model. Drake Tr. 443:10-445:2. In fact, Lichtenstein had asked them to perform a sensitivity analysis using different discount rates. Lichtenstein Tr. 949:14-950:8 ("I wanted them to *show the calculation* so that the board could see the *sensitivity* analysis using different discount rates and different weighted average cost of capital.") (emphasis added).

regulatory approval was imminent. JX-0064 at 2; JX-0073 at 3 ("**We still anticipate**

that the transaction will close in Q4 2021" (emphasis in original)); *id.* at 5

(dismissing as "inaccurate" industry analyses projecting that "the FTC is preparing

for litigation to stop or block the transaction").[4] Drake repeatedly declined to meet

or speak with Lichtenstein without others present, despite her obligation to report to

Lichtenstein under her employment agreement. *See* Henderson Tr. 11:12-12:3; JX-

0055; JX-0082.

B. **The Confidential Internal Investigation**

On October 13, 2021, in response to a series of complaints by Drake against

Lichtenstein and escalating tone, the Board formed a committee of the six

independent directors (the "Non-Management Committee") to investigate Drake's

allegations (the "Investigation"). JX-0113.[5] The Non-Management Committee

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[4] Even in its disappointing "Contingency Action Item" presentation, management assured a "High Certainty of Closing/Day 1 occurring in Q1 2022." JX-0116 at 17; Henderson Tr. 18:2-16.

[5] Drake was the sole source of the allegations, and Company policy and California law shielded her from any retaliation or repercussions for her accusations. *See* JX-0111; 2 CCR §§11021, 11023. The Non-Management Committee included *__all six__* Non-Management Directors because everyone on the Board recognized their independence. Corcoran Tr. 214:7-215:4; *see* JX-0148.

retained Morris Nichols Arsht & Tunnell ("MNAT")[6] and hired Weil, Gotshal & Manges LLP ("Weil") to conduct the Investigation. McNiff Tr. 136:5-14.

The Non-Management directors were repeatedly instructed that the Investigation was confidential. Henderson Tr. 32:17-21, 44:24-45:11; McNiff Tr. 137:19-138:5 ("[E]very meeting started out that way: 'Remember, this is confidential. Do not discuss this with anyone.'").

Lichtenstein cooperated with the Investigation, including by sitting for an interview. JX-0281; *see* JX-0534 at 2; Lichtenstein Tr. 972:7-8. Lichtenstein never sought to stop the Investigation. Chilton Tr. 407:11-14; Turchin Tr. 653:13-21; Lichtenstein Tr. 972:13-16.

II.   A BOARD SPLIT DEVELOPS; THE COMPANY'S ADVISORS <u>TAKE SIDES</u>

A.   <u>The Board Splits As The FTC Sues To Stop The Merger</u>

In late January 2022, concerned that regulators would block the Lockheed merger and that the Company had failed to adequately plan for that contingency,

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[6] The Company had previously retained MNAT to advise the independent directors. JX-0048. During this litigation, three of MNAT's clients learned that, beginning in June 2021, MNAT had coordinated with the Company's general counsel and other directors without including them, including in connection with the preparation of the Guidance Memo, which was never shared with them in advance or approved by the Board, *see* JX-0077; JX-0085; JX-0087; McNiff Tr. 136:18-23; Henderson Tr. 24:4-15; Turchin Tr. 646:12-16, and the February 1 Press Release. *See infra* at Section III.

Lichtenstein asked the independent directors if they wished to stay on the Board if the merger failed. Lichtenstein Tr. 967:5-24, 968:12-23. Lichtenstein recommended that Corcoran not stand for re-election due to his waning energy level and a conflict with his position on the board of L3Harris, a potential acquirer.[7] Ultimately, Corcoran decided not to stand for re-election for personal reasons. JX-0127; Lichtenstein Tr. 970:1-10, 970:17-971:10. Every other director agreed to serve on the seven-member incumbent slate. *Id.* at 969:1-5.

On January 21, Lichtenstein called a board meeting for January 24 to vote on the seven-member incumbent slate. *Id*. at 973:2-14; JX-0129 (notice); JX-0131 (agenda). Drake's notes confirm that Corcoran had decided not to seek re-election "due to personal reasons, not because of Warren's request." JX-0136. Every independent director supported Lichtenstein's proposal, but Drake objected, and the Board decided to adjourn until January 27. McNiff Tr. 142:21-143:11; Drake Tr. 483:19-485:9; Lichtenstein Tr. 974:1-17, 976:5-11.[8]

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[7] Lichtenstein expected the Investigation to conclude before the Annual Meeting and never suggested that Corcoran stop the Investigation or step down from the Board before it concluded. Lichtenstein Tr. 972:3-973:1. At trial, Corcoran agreed that he always intended to see the Investigation through. Corcoran Tr. 267:21-268:5; *see* JX-0127 ("I am currently the Independent Board member authorized by the Non-management Committee to oversee a pending investigation regarding your alleged conduct and behavior, ***which I also intend to see through to completion***") (emphasis added).

[8] Drake asserted that the matter should be referred to the Corporate Governance and Nomination Committee, but doing so would have been superfluous.

On January 25, the FTC sued to block the merger. JX-0142 at 2. Lichtenstein noticed the follow-up Board meeting for January 27. JX-0145 (notice); JX-0144 (agenda). On January 26, Lichtenstein proposed an agreement between Steel and the Company confirming the incumbent slate and Steel's willingness to forgo its right to nominate director candidates. Drake Tr. 487:1-16; JX-0151 at 2, 4.

B. Drake Mobilizes the Company's Advisors to Stop Lichtenstein's Proposed Compromise

Drake perceived Lichtenstein's proposal as a personal threat and mobilized Company resources to stop it. Drake Dep. 260-61; *see* JX-0160; JX-0182. Drake first co-opted the Company's longtime legal advisors—Gibson, Dunn & Crutcher ("GDC") and Jenner & Block ("Jenner"). GDC had been advising the Company on "a plethora" of matters over an "8- to 10-year period" as longtime "outside corporate counsel," Moloney Dep. 113:15-114:14; Drake Tr. 555:16-556:24; JX-0324 at 5 (2017 GDC engagement letter). Jenner has acted as the Company's M&A counsel for years. McNiff Tr. 149:10-14; Drake Tr. 438:7-9, 467:11-13; Lord Tr. 831:7-10.

After the January 24 Board meeting, Drake requested a strategy call with GDC and noted her "huge concerns." JX-0880. In preparation for the January 27 Board meeting, Jenner drafted, and GDC revised, talking points that Kampani would use

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The slate did not require vetting because it was composed of incumbent directors, and all the members of the Committee (Turchin, Henderson, Corcoran and McNiff) supported the proposal. Lichtenstein Tr. 969:11-20.

to threaten the Board that approving the proposed incumbent slate could lead to stockholder litigation, NYSE's delisting the Company, SEC or DOJ investigations, public embarrassment, and a "risk that Eileen could take action against the Company." JX-0881.

Ultimately, Drake convinced Lord, Chilton, and Corcoran to withdraw support for Lichtenstein's proposed slate. *See, e.g.*, McNiff Tr. 142:21-143:14. The January 27 board meeting was canceled. JX-0157; Lichtenstein Tr. 988:18-23. Contemporaneously, Drake indicated she was willing to discuss resigning, so long as she received a generous severance package, and Company employees worked with outside counsel on terms. McNiff Dep. 113-14; JX-0164; JX-0166; JX-0187.[9]

C. **Steel Nominates a Slate**

On January 28, Lichtenstein and Steel nominated a slate of seven director candidates. Lichtenstein Tr. 984:9-22, 986:10-19; JX-0171; JX-0174. The slate included four incumbent directors (Lichtenstein, Turchin, McNiff, and Henderson) and three new candidates. Steel made clear its willingness to compromise but felt the need to protect its rights before the nomination window closed on February 5.

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[9] Chilton testified that he contacted Drake about a potential exit package. Chilton Tr. 347-48. The next day, he received a message from Kampani outlining potential terms of separation. *Id*. at 348. At the time, Chilton relayed those terms to other directors Drake's. *Id*. Kampani later told Chilton those were not Drake's terms but his own thoughts on a reasonable package. *Id*. at 348-49.

Lichtenstein Tr. 985:4-11; JX-0163. Steel also made clear that it would be willing to nominate an alternative candidate to its slate if the Non-Management Committee made an adverse finding against Lichtenstein when the Investigation concluded. Lichtenstein Tr. 987:17-988:5.

III. DEFENDANTS VIOLATE THE NEUTRALITY PRINCIPLE

Defendants treated the director nomination notice as a "hostile" act and harnessed the power of Company information, resources, and advisors to attack the Lichtenstein Slate, including by weaponizing the Investigation, launching litigation and otherwise disparaging Lichtenstein's candidates ahead of the anticipated election contest.

A. Defendants Secretly Plan to Weaponize the Investigation

Defendants deputized senior management members—including the GC (Kampani), CFO (Boehle), head of government relations (John Schumacher), and head of HR (Wagner)—GDC, Jenner, Paul Hastings (Company employment counsel), and even MNAT and Weil (Non-Management Committee counsel) to develop a strategy to assault the "dissidents" (*i.e.*, four of the eight directors). Defendants separately enlisted Joele Frank Wilkinson Brimmer Katcher ("Joele Frank"), the Company's PR firm, as well as Citibank and Evercore, the Company's bankers. JX-0197; JX-0228; Anderson Dep. 44-45; Drake Tr. 495:8-15.

Defendants' opening salvo was a "Company" press release responding to Steel's nomination (the "February 1 Press Release"). *See, e.g.*, JX-0238; JX-0195; JX-0200; JX-0208; Anderson Dep. 45-46; Henderson Tr. 45:12-47:11; Drake Tr. 496:3-18. Jenner circulated a first draft of the February 1 Press Release on the morning of January 29. JX-0179.

The draft disclosed the confidential Investigation into "potential misconduct" by Lichtenstein. *Id*. Jenner conceded it might be "too much" but recommended focus "on what we might be willing to disclose, ***in order to put pressure on [Lichtenstein] and Steel Partners in the context of our negotiations over the weekend***." *Id.* (emphasis added); *see also* JX-0161 ("I am working on a draft disclosure ***that could put pressure on Warren and team***.") (emphasis added); JX-0186 ("***Warren and team need to understand what we are willing to disclose re the investigation***"). Instead of acknowledging it was "too much," GDC revised the release to amplify its focus on Lichtenstein. JX-0180 at 2. Kampani wholeheartedly endorsed the plan. JX-0856 ("***ask them to retract the notice or we tell them Warren is under investigation***") (emphasis added).

B. Defendants Torpedo Compromise a Second Time

On the evening of January 30, the Company's independent directors reached agreement on a compromise incumbent slate, subject to consensus among the parties' lawyers on certain terms. Corcoran Tr. 269:22-270:3, 270:12-16; JX-0219.

Again, Drake mobilized a team of lawyers to torpedo any agreement. Instead of memorializing the consensus of the six independents, MNAT (which was secretly advising the Drake team without informing three of its clients) circulated board draft resolutions the next day (January 31) containing terms that had not been discussed or approved the prior evening. *See* JX-0221. The lawyers bickered on terms and claimed that any agreement required Lockheed's consent. JX-0206; JX-0204. When a representative of Steel suggested that the Company reach out to Lockheed to obtain its consent, Defendants' team declined. *See* JX-0814 (Kampani: "I see no reason to venture down this path").

A Board meeting that evening failed to secure a quorum after MNAT circulated the unapproved draft resolutions shortly beforehand. *See* McNiff Tr. 146:10-147:4; JX-0218. Attempts to memorialize the independent directors' consensus regarding the Company's slate deadlocked. *See* McNiff Tr. 147:5-12.

C.   **Defendants Weaponize the Investigation**

After defeating the attempted compromise, Defendants pressed forward with their secret plan to publicize the Investigation. JX-0199; JX-0232; Moloney Dep. 223; Corcoran Tr. 275:8-11; Chilton Tr. 383:6-16. Acting in concert with Weil and MNAT, Defendants excluded Plaintiffs from discussions regarding the February 1 Press Release, even though three of them served on the Non-Management Committee and were clients of Weil and MNAT. JX-0199; JX-0232; Corcoran Tr.

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275:8-276:11; Chilton Tr. 383:12-20; Drake Tr. 534:17-535:3. Meanwhile, Defendants made sure Lichtenstein knew that Defendants would disclose the Investigation if Lichtenstein refused to withdraw the slate. Lichtenstein Tr. 995:2-7.

At 10:39 a.m. on February 1, Lichtenstein emailed Kampani (copying the full Board) to remind him that "any press releases or public disclosures by, for or in the name of the Company should be provided to all Board members so that they may review and provide any comments." Lichtenstein Tr. 994:10-995:1; JX-0802; JX-0225.

Lichtenstein's request was no surprise. MNAT had emphasized that Defendants would need (but did not have) Board or committee authorization to respond to Steel:

> 1. Presumably ***we'll need board or committee authorization for action in response to Steel's notice[.]***
>
> 2. If we're going to form a committee, we need a board meeting….
>
> 3. … ***all six*** non-mgmt directors (***including the 3 on Steel's slate***) are a committee with authority to decide what action to take as a result of the investigation….

JX-0180 (emphasis added).

GDC, Weil, and Jenner agreed with MNAT's advice. *See* JX-600; JX-601. But Defendants decided to act unilaterally anyway, because GDC anticipated that

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the Board would not reach agreement on the composition of a committee. *See* JX-0260; JX-0204. In anticipation of future deadlock, MNAT suggested GDC prepare litigation against three of MNAT's own clients. *See* JX-0603.

After market close on February 1, Steel amended its Schedule 13D to disclose the nomination of its slate. JX-0245. As planned, Defendants retaliated by causing the Company to issue the February 1 Press Release. Drake Tr. 531:9-12; JX-0241; JX-0879. In pertinent part, the February 1 Press Release stated:

> The Company today also confirmed ***an ongoing internal investigation*** involving Mr. Lichtenstein. The investigation is being conducted under the oversight of a committee of independent directors of the Company, three of whom were not included in SPHG Holdings' proposed slate of directors. …
>
> ***The Company believes*** that Mr. Lichtenstein's decision to cause SPHG Holdings to launch a disruptive proxy contest at this time may ultimately be driven by his personal concerns and desire to secure his board position and gain leverage in the context of the Company's internal investigation. ***The Company is disappointed*** that, at a critical time for the Company, Mr. Lichtenstein has decided to take these actions to launch a proxy fight.

JX-0241. (emphasis added).

On February 2, without the Board's approval or notice to Plaintiffs, Defendants caused the Company to make two SEC filings enclosing the February 1 Press Release. JX-0277; JX-0276; *see also* JX-0631 (GDC asking: "Who at the client should I ask [regarding SEC filings]? I see Arjun and John on your email

thread below, ***and don't want to loop anyone in who I shouldn't***." (emphasis added)). Lichtenstein requested an explanation and confirmation that disclosures required Board authorization. JX-0271. No one responded.

D.   Defendants Use the Company's Advisors to Launch Their Proxy Campaign

Defendants immediately exploited their ill-gotten advantage by pressing forwarding on multiple fronts. JX-0333 at 2 (detailing "[t]he winning plan"). Just hours after the February 1 Press Release went live, Drake forwarded it to Korn Ferry, the Company's executive recruiter and compensation consultant, asking "Can you put me in touch with Korn Ferry Board Recruitment office?" JX-0285 at 2; Drake Tr. 543:10-544:7.

Over the ensuing days, Drake, Company personnel and Company advisors at Evercore, Citi and Joele Frank refined their proxy strategy, painted Lichtenstein as an "activist" under investigation, and communicated their unauthorized message to stockholders. *See* JX-0227; JX-0230; JX-0236 at 3; JX-0256 at 4; JX-0259. As Drake and her advisors had planned, stockholders were concerned. *See, e.g.*, JX-0280.

E.   The February 2 Trap; Defendants Unleash GDC

Hoping at least one director on the Lichtenstein Slate would vote in favor of granting the full powers of the Board to a new committee composed entirely of

Drake allies, Defendants proposed a Board meeting for the evening of February 2.

JX-0240. After learning Mr. Lichtenstein would be on a plane, Defendants

attempted to convene the Board meeting without him so they could ram through

proposed resolutions with a four-to-three majority. *See* JX-0261; Henderson Tr.

112:18-22; McNiff Tr. 155:19-156:8.

MNAT sought to lull three of its own clients into the trap. *See* JX-0637; JX-

0638. The ploy would have given the Drake Slate power to speak on behalf of the

Company against their fellow directors and use Company resources to tilt the

election in their favor. *See* JX-0261.[10] It might have worked if Henderson, McNiff,

and Turchin had not recognized the plot and declined to attend. *See* JX-0296 at 2;

JX-0258; Henderson Tr. 113:8-19.

In a letter dated February 3, Randy Mastro of GDC, purporting to write in his

"capacity as litigation counsel" for the Company, accused Plaintiffs of "bad-faith"

actions, including defeating a quorum at the February 2 Board meeting and

supposedly attempting to take control of the Board[11]. JX-0287 at 2. Defendants did

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[10] The proposed resolutions contemplated a committee of three purportedly independent directors (Chilton, Corcoran, and Lord), but the intent was to give the full Drake Slate control. JX-261 at 1 ("We would like to pass the simple set of resolutions [MNAT] has put together (attached) allowing ***the four of you [i.e., including Drake]*** to operate in light of the proxy contest.") (emphasis added).

[11] Defendants and their advisors recognized their activities were important enough to require Lockheed's consent under the Merger Agreement, but they kept

not seek Board authorization to retain GDC for this purpose, much less authorization to direct GDC to assert claims against half the Board. McNiff Tr. 154:11-19, Chilton Tr. 397:11-20. Plaintiffs pointedly questioned GDC's authority to speak for the Company. JX-0296. GDC never responded.

F. Defendants Formally Reject Neutrality

The Board ultimately convened on February 4. McNiff Tr. 155:19-156:16. Corcoran presented resolutions that would have created a new committee of Drake's allies with power to renegotiate the Lockheed Merger, issue public filings without Board approval, and even take control over the Investigation. *See* JX-810 at 3-4. Without discussion, every Defendant voted in support, and every Plaintiff voted against. Henderson Tr. 114:19-116:7.

Lichtenstein then introduced resolutions for corporate neutrality that he had circulated the day prior (the "Neutrality Resolutions"). JX-0284. If adopted, the Neutrality Resolutions would have enforced the Company's neutrality and waived the Company's advance notice bylaw to permit Defendants to nominate a competing slate of directors for election at the Annual Meeting. *Id.* at 5-6. Each of Plaintiffs voted in favor, and each of Defendants voted against. The motion failed to carry. Henderson Tr. 52:8-21.

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their fellow directors in the dark to secure a tactical advantage. *See* JX-0655; JX-0300.

IV.   THE LITIGATION

On February 7, Plaintiffs initiated this litigation (the "Litigation") and moved for a TRO. Plaintiffs sought an injunction against public statements or actions by or in the name of the Company or the use of Company resources in support of any director candidate unless authorized by the Board—exactly what they had tried to achieve with the Neutrality Resolutions. *See generally* JX-0314. GDC was dismissive: "Now isn't that an oxymoron! Aerojet should stay neutral in a proxy contest that was launched against it (the company). Never heard of such a thing!" JX-0644.

A.   Defendants Entrench Themselves

Now on notice that they lacked authority to act for the Company or use its resources, Defendants moved quickly to lock in the Company's advisors. On February 7, GDC sent Kampani a supplemental engagement letter for its "representation of *the company*" in the Litigation and requested an advance payment of $250,000. JX-0324 at 2-3. By February 9, the Company had paid the retainer— without the knowledge or consent of the Board. JX-0320; JX-0324; Chilton Tr. 413:17-413:24. GDC still has the retainer. Moloney Dep. 137-38; Drake Tr. 562:20-565:13.

Plaintiffs also doubled down on their efforts to denigrate the Lichtenstein Slate. Evercore and Boehle drafted an email to stockholders requesting a call to

discuss the Company's "announcement of an internal investigation of Mr. Lichtenstein by an independent committee of the board." JX-0305; JX-0278; Drake Tr. 538:4-541:6; Boehle Tr. 770:6-776:9. Drake's chief of staff sent the email on Drake's behalf from her Company email to the Company's eight largest stockholders (excluding Steel Partners). Drake Tr. 539:22-541:17 (Drake confirming email was sent to Vanguard, State Street, BNY Mellon, BlackRock, Charles Schwab, Northern Trust, Geode, and Dimensional); JX-0304; JX-0306; JX-0310; JX-0312; JX-0313.

> On February 11, Bloomberg quoted a Company "spokesperson" as stating:
>
> "[t]he ***company believes*** Mr. Lichtenstein's decision to cause Steel Partners to launch a disruptive proxy contest, aggressive litigation and other tactics at this time may ultimately be driven by his personal concerns and desire to secure his board position and gain leverage in the context of the company's ongoing internal investigation…."

JX-0338; *see* JX-0329 (Joele Frank preparing response to Bloomberg request for comment, with Evercore input).

B. Lockheed Terminates the Merger; the Court Grants a TRO

On February 13, Lockheed terminated the Merger Agreement. JX-0348. Lockheed's press release explained that "terminating the transaction [was] in the best interest of [its] stakeholders" in light of the FTC's opposition. *Id.*

On February 15, the Court orally granted a TRO for "[t]he purpose of … retain[ing] the company's neutrality regarding its upcoming director elections." JX-0360 at 81.

C.   Defendants Obstruct the Retention of Neutral Counsel

On February 17, the independent directors agreed that they would retain Paul, Weiss, Rifkind, Wharton & Garrison ("Paul, Weiss") to comply with the Court's neutrality directive. JX-0402 at 1-3; McNiff Tr. 159:11-22.

Drake intervened and objected. *Id*. at 159:23-160:21. She believed the obligation to retain neutral counsel threatened Defendants' control over the Company's legal function. *See* JX-0646 (Drake to GDC: "Jim, [o]n the call, can you explain why Audrey's proposal to other board members yesterday of having an 'independent' Company GC (Paul Weiss) is a bad idea?"); JX-0647 (Drake to GDC: "Audrey's proposal is . . . the Fox watching the Henhouse").

First, at Drake's direction and with emails drafted by GDC, certain Defendants falsely claimed they never agreed on Paul, Weiss. JX-0402 at 1-3; JX-0640; JX-0396; JX-0692; JX-0698; Lord Tr. 893:1-896:7 (Lord admitting GDC drafted emails claiming Paul, Weiss had never been agreed upon).

Second, Defendants proposed an agreement to stay the litigation, schedule the Company's Annual Meeting for May 3, and set a record date of April 4. JX-0475. Plaintiffs quickly rejected this proposal. *See* JX-0482.

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Third, Defendants secretly tapped David Lynn of Morrison & Foerster LLP ("M&F") to represent the Company in connection with the Annual Meeting and Proxy Contest. JX-0488. On March 4, M&F circulated an "overview" of what he described as "the *Company's* plans with regard to the timing of the Annual Meeting." *Id*. The "Company's plans" were never authorized by (or even presented to) the Board and were consistent with the Annual Meeting timing previously proposed by Defendants and rejected by Plaintiffs.[12]

Fourth, on March 6, Lord responded to McNiff's outreach about Paul, Weiss with an email drafted by GDC. Lord Tr. 897:22-901:7 (Lord admitting GDC drafted email to avoid hiring neutral counsel to oversee TRO compliance). According to Defendants, they had "great news to share": they were "prepared to dismiss all pending litigation and accept the TRO as a final judgment." JX-0493. According to Defendants, "[t]his w[ould] obviate the need for the company to hire any counsel under the TRO." *Id.* As discovery would reveal, Defendants apparently believed that "accepting the TRO as a final judgment" would allow their misdeeds in violation of the TRO to proceed with impunity.

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[12] On March 17, Drake filed a sworn statement that she had no idea that M&F had been retained until March 5. JX-0865. Defendants repeated this falsehood before trial. *See* DPTB at 4 ("Defendants simply had no involvement in M&F"). In fact, GDC and Drake communicated about M&F's retention on March 3. JX-0696.

D. **Plaintiffs Seek To Enforce the TRO; The Company Finally <u>Retains Neutral Counsel</u>**

On March 7, Defendants filed a Motion for Entry of a Final Order and Judgment (the "Final Order Motion") as well as a Notice of Dismissal of Defendants' claims. Dkts. 56, 55. The Final Order Motion omitted the TRO's requirement that the Company retain independent counsel. Dkt. 56.

On March 8, Plaintiffs moved to enforce the TRO. Dkt. 63. On March 9, GDC and RLF moved to withdraw as Company counsel. Dkt. 70.

On March 22, the Court denied Defendants' Final Order Motion and granted Plaintiffs' Motion to Enforce the TRO. Dkts. 94, 95, 96, 103. On March 29, the Board approved the retention of Morris James LLP and Debevoise & Plimpton LLP as neutral Company counsel.

V. <u>DEFENDANTS DEFY THE TRO</u>

A. <u>Drake Continues to Use Company Resources after February 15</u>

Defendants and their outside counsel realized the February 15 TRO Ruling prohibited Defendants from using Company resources in the proxy contest. Moloney Dep. 147:22-25; JX-0663 ("Judge granted a narrowed TRO"); JX-0830 at 2 (Lord handwritten notes from 2/26: "Can't use all the advisors"); JX-0580 at 58:13-59:10 (acknowledging outside vendors are "a company resource" but

suggesting "this notion of lawyers as a resource, while true, is . . . beside the point");

JX-0643; Drake Tr. 623:7-624:9 (conceding knowledge of TRO).[13]

Nevertheless, Company employees and advisors continued to support Defendants' proxy campaign. Immediately after the TRO hearing on February 15, Defendants conferred with GDC, Evercore, Jenner, Citi, Joele Frank, and Company employees, including Schumacher, Boehle, and Kampani. JX-0868. A draft stockholders' letter "for AJRD" circulated after the hearing on February 15 referred to Lichtenstein's nominations as "an attack by our Executive Chairman" and as a "misguided, unfounded and self-serving distraction," provided previously non-public details of the internal investigation, and disparaged Lichtenstein. JX-0353 at 2. When media reports cast the TRO ruling as a decision favoring Lichtenstein, Drake contacted **_Company personnel_** and asked if they were working to "correct [the] stories." *See* JX-0645; JX-0354. Drake also contacted Evercore, GDC, Citi, Joele Frank, Jenner, and Company employees regarding a February 15 email from Vanguard asking about "the proxy contest." JX-0355.

After the TRO ruling, Corcoran, Drake and Kampani formally retained GDC to represent Defendants **_and_** the Company—with the Company committing to pay.

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[13] *See also* JX-0868 (February 15 email from Evercore requesting "legal team" input on continued participation); JX-0356 (February 15 email expressing concern that outreach to stockholders by management and certain Defendants **_could easily be read as an attempt to get around the Judge's ruling_**").

JX-0364 (stating that GDC "currently represents" the Company and continuing: "You have indicated that you would like the Firm to also represent you … ***Aerojet has agreed to such joint representation and to pay the Firm's fees for all such work***.") (emphasis added); JX-0627; JX-0367; Moloney Dep. 41:5-43:10; Drake Tr. 558:11-559:6, 561:23-562:19.

Neither the Board nor any committee authorized the Joint Representation Agreement. *See* Chilton Tr. 418:23-418:6. GDC never sought or received a waiver from the Company to use information it had acquired in its prior representation. Moloney Dep. 160:11-18. The Joint Representation Agreement was never terminated, *id.* at 143:22-144:25, 149:14-150:9, GDC has continued to bill the Company, *id.* at 148:1-3, and GDC still expects to be paid by the Company, *id.* at 154:2-155:10, 157:5-14.

On February 18, Drake and Wagner received a detailed dossier from Korn Ferry on dozens of potential director candidates in advance of a proxy contest conference call. Drake Tr. 544:19-545:16; JX-0376. Three candidates (Charles Bolden, Gail Bake and Deborah Lee James) ended up on the Drake Slate. *See id*. On February 19, Schumacher sent Drake a proposed script—prepared by "[the Company's] internal team and Joele Frank"—to provide remarks to Company leadership, including misleading negative commentary on the TRO, the litigation purportedly initiated by the Company, and the Investigation. JX-0682 ("attorneys

for Steel Partners filed a lawsuit with the Delaware Court of Chancery in an attempt to prevent Aerojet Rocketdyne from communicating with its stockholders").

On February 21, Drake determined to use Citi and Evercore for their efforts in the proxy contest, because both were still "[c]urrently . . . subject to engagement letters" with the Company from their work during the merger and both were "already engaged and familiar with the company [and] its financials." JX-0386; JX-0393 at 7 n.4; Boehle Tr. 776:21-781:22.

B.   Defendants Seek to Relitigate the Court's February 15 Ruling

Defendants sought to relitigate the TRO ruling by disputing the form of implementing order. Defendants' proposed order would have allocated $20 million of Company funds to the proxy contestants, authorized the ongoing use of Company advisors in the proxy contest, and required the Company to fund the litigation Defendants had initiated to disqualify the Lichtenstein nominees. JX-0380. Defendants represented to the Court at least *five* times that they would be unable to mount a proxy contest without Company funding. *Id.* at 1-2, 4.

On February 23, the Court adopted Plaintiffs' form of order and rejected Defendants' proposals that the Company fund the parties' proxy expenses and that the Court authorize their continued use of Company advisors. Dkt. 40 at 3. JX-The implementing Order also extended the deadline for nominations to February 28. Dkt. 34, ¶3.

24

C. **Even After The TRO Implementing Order, Defendants Continue To Rely On Company Advisors**

The Order left Drake and her allies "speechless." JX-0643. They complained that the Court "doesn't realize what she is doing." *Id.*; *see* JX-0408 ("Awful! Our lawyers have consistently misjudged what the Court would do. Russia invades Ukraine; a potentially huge worldwide cyber attack looming and a bad TRO. Quite a night."). Then they proceeded to disregard the TRO. *See* Boehle Tr. 783:1-784:13. Throughout the following weeks, Drake continued to work with the Company's legal advisors (GDC and Jenner), its bankers (Evercore and Citi), its executive recruiting firm (Korn Ferry), and Aerojet employees. *See* JX-0410; JX-0420 (GDC and Evercore discussing "gameplan" for preparing to nominate the Drake Slate); JX-0421; JX-0426; JX-0450; JX-0457; JX-0870; Drake Tr. 572:18-584:17, 592:11-598:9; Boehle Tr. 784:5-13.

On February 24, for example, multiple members of management and Company advisors (including GDC, Jenner, Evercore, Citi, and Joele Frank) worked together to prepare a stockholder letter announcing Defendants' slate. JX-0432; JX-0430; *see* Boehle Tr. 785:11-786:6, 913:3-914:5; JX-0440; JX-0416; JX-0439; JX-0875; JX-0876.

D.   Defendants Use Company Resources to Find Alternative Funding

Recognizing that the TRO prevented them from directly paying the Company's advisors with Company funds, Defendants tasked Evercore with "[g]etting some[one] to fund the indemnity." JX-0409. Defendants even marketed board seats for cash to fund their campaign. *See* JX-0426 (email dated February 25, 2022 listing "Strawman terms: $1m for proxy fight, [1] board seat, indemnification of director nominees"); JX-0417.

Unable to sell a Board seat, *see* JX-0800 ("AE is not interested. WE have to go with hiring directors."), Drake and her allies executed contingency fee arrangements with GDC and other counsel, providing that *the Company* would pay their fees if the Drake Slate succeeded. Drake Tr. 565:2-13; Moloney Dep. 157; JX-0641 (Joint Representation Agreement). Some Company advisors continued to assist on the promise of future business from the Company. *See* JX-0458 (Evercore: "[W]e are merely … trying to be helpful to a once and hopefully future client."). To generate revenue without directly violating the TRO's prohibitions, Evercore charged the Company for ">$150K in expenses that [the Company] previously wouldn't allow [Evercore] to bill pending the [Lockheed] deal closing." JX-0483; *see* JX-0604 at 2 ("Arjun previously had pushed back on us sending the invoice, but they (Eileen) shouldn't object"); JX-0505 at 2 (March 17, 2022 Evercore Invoice for

over $210,000), while GDC held onto the $250,000 retainer that the Company had

paid on February 9 to fund proxy-related expenses, Moloney Dep. 137:124-138:8.

E.   **Drake Mobilizes an Army of Company Employees to Transfer <u>Her</u>**
        <u>Shares into Record Name</u>

Although Drake had begun working to assemble a proxy slate on February 1,

JX-0285, by February 25, Drake had not transferred any of her shares of Company

stock into record name—a prerequisite to nominating a slate by the extended

deadline of February 28, Drake Tr. 513:10-20.

On February 25, multiple Company employees sent a frenzy of emails to

Computershare to help Drake move shares into record name. *See generally* JX-0437.

The Company's Senior Manager of Compensation emailed Computershare, stating

"[t]his is an urgent matter," JX-0437 at 6, then called them, stating she was trying to

"help our CEO," and asking them to accept a transfer from Drake by February 28.

JX-0589. She exclaimed there were "75 people … running around with their hair

on fire," and she "d[idn't] want to lose [her] job over this." JX-0589; *see* JX-0448.

Throughout the day, Company employees anxiously coordinated the share transfer

from Drake's brokers at UBS to Computershare. *See, e.g.*, JX-0437 at 11, 14, 16,

18 and 22; *see also* JX-0447.

By Monday morning, the shares Company employees had hoped to transfer

had not yet arrived, and Computershare concluded that only the expedited DWAC

process could transfer Drake's shares in time. JX-0437 at 40. The DWAC process

requires a letter of authorization from the Company, *id.* at 17, which the Company

provided on Drake's behalf, *id.* at 61.

By Drake's own admission, she "would not have been able to accomplish the

transfer of [her] shares into [her] Computershare account without the assistance of

these company employees." Drake Tr. 589:6-10. Ironically, the advisors and

employees working on Drake's behalf coordinated with Computershare using

contact information drawn from correspondence with Steel from a month earlier—

when the Company had refused Steel's request that it authorize the same DWAC

transfer employees later rushed through for Drake. JX-0446.

F. Drake Publicly Launches Proxy Campaign Using Company Resources

On February 28, just ten days after representing she would "be unable to select

and present an alternative slate of nominees and mount a solicitation campaign"

without Company funding, Drake nominated her own slate. JX-0469; *see* JX-0466.

To identify and vet director candidates, Drake relied heavily on Korn Ferry (the

Company's recruiting firm) and her own staff. JX-0412; JX-0624; JX-0623; JX-

0830; *see* Drake Tr. 544:12-18. Other advisors, including Evercore, suggested

candidates for Drake's slate, JX-0331, and they relied on Company employees to

supply information they needed to prepare the nomination, JX-0422. Ultimately, Drake obtained multiple director candidates through Korn Ferry. *See* JX-0830 at 2.

GDC and Evercore drafted the press release announcing Drake's nomination, and they enlisted Schumacher, a Company SVP, to edit the discussion of Company programs. *See* JX-0875 at 2-3; JX-0876.

G. Defendants Rely Extensively on Senior Company Employees to Run Their Proxy Contest

After nominating her slate, Drake continued to rely on Company executives to run the proxy contest, including Kampani, Wagner, Schumacher, Greg Jones, the Company's Senior Vice President of Strategy & Business Development, Boehle, the Company's CFO, and Daryl Baldemor, Drake's chief of staff. JX-0471; Boehle Tr. 789:19-790:6.

Although GDC advised Defendants to exclude Company employees on communications regarding the proxy contest, Moloney Dep. 107:3-108:2, 269:15-19, Drake repeatedly defied those instructions by enlisting Kampani, Baldemor, Boehle, Jones, and Schumacher to send emails to investors, draft stockholder letters and press releases on behalf of her slate, prepare proxy presentations, and prepare statements to Company employees. JX-0471; JX-0478; JX-0686.

Boehle admitted that he did not even *try* to comply with the TRO prior to February 23, Tr. 762:23-24 ("I didn't really consider compliance with the TRO until

it was finalized on 2/23."), and his assistance to Drake continued unabated after that date. On March 1, Boehle facilitated calls between Drake stockholders such as BlackRock, using his Company email, to discuss her slate of nominees. Boehle Tr. 786:7-11; Drake Tr. 593:6-594:18; JX-0470; JX-0477; JX-0401. On the same date, Boehle drafted and sent emails to key stockholders from Drake's personal email account. Drake Tr. 589:23-598:9; JX-0478; JX-684.

On March 22, Drake enlisted Boehle and Jones, another Aerojet employee, to prepare a presentation to promote her slate. JX-0686 (Drake requests 25-page presentation to brief ISS and stockholders); JX-0688 (Jones: "We should work on getting a draft outline together . . . so we can populate"; Drake: "Agree.").

Stockholders were not so cavalier. They recognized the import of the TRO and complied. JX-0511 (reporting canceled calls on March 23 because stockholders were "just made aware of the TRO" and warned they would "delete" Company representatives going forward).

Meanwhile, Company advisors continued to help Drake. On March 28, Defendants issued a stockholder letter edited by Evercore disparaging Lichtenstein and gratuitously referencing the ongoing Investigation. JX-0525; JX-0519. Defendants' ersatz "Committee for Aerojet Rocketdyne Shareholders and Value Maximization" issued numerous inflammatory press releases drafted by GDC mischaracterizing proceedings in this action. Drake Dep. 313:7-9; JX-0581; JX-

0706. The Committee's filings adopted the "look and feel" of the Company's filings – including a statement that they were made from El Segundo (the Company's headquarters) though Drake lives in Palos Verdes. *See, e.g.*, JX-0525.

H. Management Continues To Resist Lichtenstein Information Requests; Defendants and GDC Invoke the Company's Privilege

On April 5, Ross Aronstam & Moritz LLP ("RAM") announced that RAM and Wachtell Lipton Rosen & Katz LLP ("Wachtell") were "in the process of being retained by" Company management. JX-0538. On April 6, RAM and Wachtell followed in Drake's footsteps by claiming Lichtenstein's information requests were "counterproductive" and "distracting management from running the Company." JX-0542. On April 12, 2022, RAM and Wachtell advised members of management not to comply with Plaintiffs' information requests, despite their status as directors. JX-0554; *see* JX-0551.

Meanwhile, Defendants and GDC invoked the Company's privilege to block Plaintiffs' access to legal advice rendered by the Company's lawyers. Dkt. 140 at ¶¶ 41, 45; *id.* at Exs. I, J, K. GDC dismissed Lichtenstein's rights as a director and refused to collect documents. *Id.* at Ex. N. GDC declined Plaintiffs' proposed search protocol and deposition dates. Dkt. 217 at 2. Defendants began rolling productions, but they redacted key documents and withheld others based on *the Company's* privilege.

I. The Investigation Concludes

On May 2, the Non-Management Committee issued a memorandum directed to Drake and Lichtenstein "summariz[ing] the factual findings and results" of the Investigation (the "Committee Report"). JX-0578. The Committee Report concluded that "***Lichtenstein's conduct did not constitute harassment or retaliation and was not improper under applicable Company policies or law***." *Id.* at 3 (emphasis added). Although the Committee Report included a reprimand for speaking to at least two individual candidates about their interest in the CEO position if the Lockheed Merger failed and the position became vacant, it authorized Lichtenstein to speak to third parties and stockholders about Drake and the CEO position in connection with the proxy contest. *Id.*

J. The Court Grants Plaintiffs Access to the Company's Privilege

On May 5, the Court held that Plaintiffs were "within the Company's privilege" and entitled "to legal advice rendered to the corporation" until "at least until . . . March 9, 2022," when GDC moved for leave to withdraw as Company counsel. JX-0871 at 16. The Court granted GDC's motion to quash only with respect to one custodian (Mastro), based on a representation that he was "lead trial counsel." Dkt. 217 at 6. On May 13, 2022, Mastro moved to withdraw, and he did not participate in the trial. Dkt. 224. Mastro's documents were never produced.

On May 13, GDC finally agreed to a 30(b)(6) deposition no sooner than May 17, but it refused to identify the witness beforehand. At the deposition, GDC repeatedly instructed its witness (Moloney) not to answer questions calling for testimony regarding GDC advice rendered *before March 9, 2022*. Moloney Dep. 63:1-69:16, 72:15, 94:23-95:5, 123:22-124:15, 126:25-127:4, 160:20-161:13.

VI.   THE IMPACT OF DEFENDANTS' CONDUCT

Using purported "Company" statements never recanted or corrected, *see* Drake Tr. 534:3-13, and the full power of Company resources, Defendants have tilted the playing field in the proxy contest.

On April 22, Defendants filed a preliminary proxy (the "April 22 Proxy") indicating they intended to solicit stockholder consents sufficient to call a special meeting of stockholders at which stockholders would vote on: the removal of all eight directors and election of a new eight-member board. JX-0567 at 2, 4; JX-0708 at 7.[14] Although the Non-Management Committee was still working and had not reached any formal conclusions, Defendants' April 22 Proxy selectively disclosed non-public details central to the Investigation. *Id.* at 7 (referencing Guidance Memo

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[14] Because it calls for the removal of the full Board as a first step, Defendants' proposal may have the effect of triggering change-in-control provisions in the Company's third-party contracts, lender covenants, and employment agreements. JX-0573 at 4.

and describing it as a "cease and desist" communication); Chilton Dep. 95-96;

Corcoran Dep. 61-62.

In the lead up to trial, three powerful advisory firms—ISS, Egan Jones, and

Glass Lewis—all recommended stockholders vote in favor of the special meeting.

See JX-0707 (ISS Report dated May 18); JX-0708 (Glass Lewis Report dated May

13); *see also* McNiff Tr. 186:7-195:12.

Each firm has unwittingly repeated false and misleading information spread

by Defendants. For example, ISS mistakenly asserted that the "Director Group"

made a series of allegations against Lichtenstein; in reality, Drake was the ***sole***

source of those allegations, and the Investigation never substantiated them. *Compare*

JX-0707 at 4, *with* JX-0578. ISS also adopted Defendants' inaccurate narrative that

Plaintiffs are causing needless delay to the detriment of the "self-fund[ed]"

Defendants who, in reality, have usurped Company resources and avoided payment

of legal costs. JX-0707 at 4-5 ("A delay scenario would appear to increase

Lichtenstein's leverage, given that Steel Partners has greater resources, and that the

Drake Group must self-fund its campaign and associated legal costs."). ISS

dismissed concerns about letting the trial play out, suggesting that the Court will

rush to accommodate the special meeting timeline. *Id.* at 4.

ISS also embraced Defendants' unsubstantiated allegation that, "[d]espite the

executive chairman's claims of alignment with shareholders, he has pursued a course

of action that more obviously benefits his interests than those of unaffiliated investors." *Id.* at 5; *compare, e.g.,* Drake Tr. 441:2-10 (Drake alleging that Lichtenstein pressured her to remove a slide that showed Steel Partners would benefit uniquely from an all-stock deal), *with* Lichtenstein Tr. 1007:5-1010:3 (explaining the slide was inaccurate because, though over 50% of stockholders would benefit from an all-stock transaction, Steel was indifferent); *see also* Drake Dep. 29:21-30:3 (Drake denying any knowledge of the supposedly conflicting interests she had earlier alleged were driving Lichtenstein). ISS concluded that "shareholders have cause to consider" Defendants' "plausible" and "credible" case "for board change, at the soonest available opportunity." JX-0707 at 5. Glass Lewis issued a similar report, adopting Defendants' version of events almost verbatim. JX-0708 at 7-9.

The proxy advisory firms copied language from Defendants' materials, suggesting that Defendants' use of the Company's name, information, employees, and longtime advisors helped them swing the proxy contest in their favor. On May 25, 2022, counsel for Defendants announced at trial that they had collected "far more than the requisite number of consents needed to call that special meeting" for June 30, 2022. DiCamillo Tr. 699:10-18. Defendants tactics appear designed to exploit ill-gotten sentiment among stockholders before this Court's decision has any practical impact.

ARGUMENT

I. CORPORATE DEMOCRACY IS NOT AN ATTACK

Defendants contend that their unauthorized actions were justified because Plaintiffs were "conflicted" once Lichtenstein and Steel nominated a slate. According to Defendants, the nominations "posed a threat to the Company," and Plaintiffs should have recused themselves going forward. DPTB 39-40; Corcoran Tr. 276:22-24, 279:15-20, 395:10-15; Drake Tr. 493:24-494:16. Not so.

First, Defendants are also stockholder-nominated director candidates, a fact they concede has *not* impaired their ability to function as directors. *See* Corcoran Tr. 245:8-246:18 (Corcoran agreeing that a stockholder's nomination and a director's agreement to serve are not "hostile act[s]" or "attack[s] on the company"), 247:1-16 (same).

Whatever conflicts Defendants claim to exist affected all directors alike. *See Aprahamian v. HBO & Co.*, 531 A.2d 1204, 1206 (Del. Ch. 1987) ("A candidate for office, whether as an elected official or as a director of a corporation, is likely to prefer to be elected rather than defeated. He therefore has a personal interest in the outcome of the election even if the interest is not financial and he seeks to serve from the best of motives."); *Pell v. Kill*, 135 A.3d 764, 786 (Del. Ch. 2016) (confirming that "directors who face a proxy context confront a structural and situational conflict because their own seats are at risk."); *Strategic Inv. Opportunities LLC v. Lee*

Enters., Inc., 2022 WL 453607, at *15 (Del. Ch. Feb. 14, 2022); *MM Companies,*

Inc. v. Liquid Audio, Inc., 813 A.2d 1118, 1129 (Del. 2003); Henderson Tr. 98:16-

19.

Second, under Delaware law, "a director may participate in the discussion of

and vote on a transaction in which he has an interest, so long as that interest is

disclosed to or known by the other directors." Rodman Ward, Jr. et al., *Folk on the*

Del. Gen. Corp. Law § 144.6; *see* R. Franklin Balotti & Jesse A. Finkelstein, *Del.*

Law of Corps. & Bus. Orgs. § 4.11 (3d ed. 2005 Supp.). A conflicted director may

later need to defend a vote as entirely fair, but the director still retains the right to

participate. *See Emerald Partners v. Berlin*, 787 A.2d 85, 93 (Del. 2001). "[T]he

forced exclusion of a director from full participation in a decision ***even where [a]***

conflict unquestionably exists is <u>not</u> countenanced." 1 David A. Drexler, et al., *Del.*

Corp. L. & Practice § 13.01[6], at 13-12 (2004). "Corporate actions taken under

such circumstances are void." *Id.* (citing *Moore Bus. Forms, Inc. v. Cordant Hldgs.*

Corp., 1998 WL 71836 (Del. Ch. Feb. 4, 1998)).

Third, even a disabling conflict cannot justify subterfuge. Defendants acted

in secret and never gave Plaintiffs an opportunity to recuse themselves from input

on the February 1 Press Release, the February 2 SEC filings, GDC's threats or GDC's lawsuit in the Company's name against half of the Board.[15]

II.   DEFENDANTS VIOLATED THE NEUTRALITY PRINCIPLE

Delaware courts have repeatedly confirmed that Delaware corporations should remain neutral when a litigant has raised colorable questions about who is entitled to speak or act on behalf of the corporation. *See Pearl City Elevator, Inc. v. Gieseke*, C.A. No. 2020-0419-JRS, at 88 (Del. Ch. Sept. 11, 2020) (TRANSCRIPT); *In re: Howard Midstream Energy Partners, LLC*, C.A. No. 2021-0487-LWW, at 61-62 (Del. Ch. July 22, 2021) (TRANSCRIPT).

In their Pre-Trial Brief, Defendants never contest the neutrality principle. Instead, they claim that their actions were exempted from that principle because they reasonably believed they had authority to respond to the Lichtenstein Slate and relied on advice of counsel. Both arguments fail.

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[15] Even if this Court credits Defendants' testimony that they believed in good faith that their improper acts benefitted stockholders, those "good faith beliefs were ***not*** a proper basis for interfering with the stockholder franchise in a contested election for successor directors." *Liquid Audio*, 813 A.2d at 1129 (emphasis added). A director's subjective belief regarding the "corporation's best interest" is "irrelevant" when "the question is who should comprise the board." *Id.* (citing *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651, 663 (Del. Ch. 1988)).

A. Action on Behalf of the Company or Using Its Resources Requires Board or Committee Approval

Delaware corporate law "allocates fundamental decision-making power to the board as a whole, and not to any individual director qua director." *OptimisCorp v. Waite,* 137 A.3d 970, at *3 n.8 (Del. 2016) (TABLE) (quoting J. Travis Laster & John Mark Zeberkiewicz, *The Rights and Duties of Blockholder Directors*, 70 Bus. Law. 33, 35, 41 (2015) ("*Blockholder Directors*")); *see* 8 *Del. C.* § 141(a). Under the Delaware model, "all directors must have the opportunity to participate meaningfully in any matter brought before the board." *OptimisCorp*, 137 A.2d 970, at *3 n.8 (quoting *Blockholder Directors*, at 41).

Under both Delaware law and the Company's Second Amended and Restated Bylaws (the "Bylaws"), the Board cannot take action without the approval of the majority of the directors at a meeting or by unanimous written consent. *See* 8 *Del. C.* § 141(b); JX-0011 § 3.7. Under the Bylaws, management answers to the Board. *Id.* § 4.1.

When a board minority disregards this rule and co-opts the corporate machinery to advance personal agendas, its actions are invalid. *See Applied Energetics, Inc. v. Farley*, 239 A.3d 409, 426, 428 (Del. Ch. 2020); *Hockessin Cmty. Ctr., Inc. v. Swift*, 59 A.3d 437, 461 (Del. Ch. 2012); *Hack v. BMG Equities Corp.*, 1991 WL 101848, at *1 (Del. Ch. June 12, 1991); *Plainfield Special Situations*

Master Fund Ltd. v. Solidus Networks Inc., C.A. No. 3308-VCS, at ¶10 (Del. Ch. Oct. 23, 2007) (ORDER).

Delaware law prohibits a director from "acting unilaterally on behalf of the [C]ompany for … personal advantage in [an] ongoing [control] disputes." *In re Transperfect Global, Inc.*, C.A. No. 9700-CB, at 35 (Del. Ch. Sept. 18, 2014) (TRANSCRIPT). In *Transperfect*, one member of a deadlocked Board unilaterally issued press releases disguised as company statements. *Id.* at 35-36. Then-Chancellor Bouchard found the press releases improper and misleading because the Board was divided and the director was not permitted to speak on behalf of the company:

> It was also, in my view, false, ***plainly false to characterize this as an act of the company*** <u>***when it was issued***</u> <u>***unilaterally by Mr. Shawe***</u>. . . . [I]t was an unauthorized act of the company.

Id. (emphasis added).

B.   <u>Defendants Knew They Lacked Authority But Acted Anyway</u>

Here, Defendants' litigation-driven protestations that they possessed authority ring hollow. Defendants knew they needed—and lacked—authority to deploy Company resources against the Lichtenstein Slate and to support the Drake Slate. On January 29, as Defendants and Company counsel finalized the February 1 Press Release, MNAT reminded them that (1) "we'll ***need board or committee***

authorization for action in response to Steel's notice"; (2) to create a special committee "we need a board meeting" and a majority of the board for a quorum; (3) the body with authority to "decide what action to take as a result of the investigation" was the committee of "*all six* non-m[anagement] directors (*including the 3 on Steel's slate*)." JX-0180 (emphasis added). The Company's other lawyers agreed. *See* JX-0600 (GDC); *id.* (Jenner); JX-0601 (Weil).

But Defendants ultimately determined it would be better to ask for forgiveness than permission, after GDC predicted the Board would deadlock on committee composition. JX-0204. Defendants issued the February 1 Press Release and the February 2 SEC Filings *knowing* they lacked authority.

After the fact, Defendants sought authority in Board resolutions on February 4 that failed to carry. *See* Lord Tr. 885:9-15 ("Q: So you knew you needed board authority to act as a company and run a proxy slate; correct? A: Somebody had to act on the part of the company in this respect, yes. Q: But you knew you needed authority of the full board to do that; correct? A: Of course.").

C. Nothing in the Company Policies or Past Practice Authorized Defendants' Actions

Defendants argue that the February 1 Press Release and February 2 SEC Filings were "acts of an ordinary nature taken in the ordinary course" authorized by Company policy and past practice. *See* DPTB 30-36. Defendants rely on one line

in the Company's Corporate Governance Guidelines and the Company's "Delegation Matrices" for their purported authority. JX-0018 ¶25 ("[i]t is the Company's policy that the CEO [and the] Executive Chairman . . . speak for the Company."); DPTB 31; JX-0066 at 7. Defendants also claim that they were legally required to reveal the Investigation so disclosure of the Lichtenstein Slate would be "complete and not potentially misleading." *See* JX-0207; DPTB 22, 24, 36; Chilton Tr. 354; Drake Tr. 497-98. All these arguments fail.

First, nothing in the Company policies or guidelines provides management with *carte blanche* to act and speak without Board authority in an election contest, over the objection of half the Board, including by unilaterally revealing a confidential investigation, without the input of half the committee entrusted with conducting the investigation. Defendants' argument ignores the neutrality principle and would turn Delaware's governance model on its head. *See supra* Argument Section III.

Second, the Delegation Matrices set a *floor* for required approvals in "ordinary course operations." JX-0066 at 9*; id*. at 2 ("The required approvals represent the *minimum level of review required*, but is not limited to the identified approvals for each transactions."). CEO approval is necessary but not necessarily sufficient for press releases, particularly where Board review is requested. *Id*. at 7;

see JX-0802. Where a press release will trigger "SEC Filings", the Delegation Matrices require Board approval. JX-0066 at 7.

Defendants maintain that Board approval was not required under the Delegation Matrices because the February 1 Press Release was merely "furnished" to the SEC and not "filed." DPTB at 37-38. This cuts the baloney too thin. The Delegation Matrices never mention "SEC furnishings." *See* JX-0066; DPTB at 37. They are best read as using the phrase "SEC Filings" to refer to material the Company uploads to EDGAR.

Third, Defendants' actions were not "ordinary course." The February 1 Press Release went far beyond disclosing the January 28 nomination. It attacked Lichtenstein and weaponized the Investigation, without approval of the Non-Management Committee and was inconsistent with past practice. McNiff Tr. 142:2-14; Turchin Tr. 660:18-24 (same). Defendants and the Company's advisors crafted the February 1 Press Release as a negotiating lever to pressure Lichtenstein to withdraw his slate—not as "ordinary" corporate action. *See* JX-0179; JX-0161; JX-0186; JX-0209.

Defendants then directed GDC to accuse their fellow directors of breaching their fiduciary duties and file a lawsuit in the name of the Company seeking creation of a committee, a custodian and a director's removal. JX-0287 at 4; JX-0334 at 44-45. None of that was "ordinary course."

Fourth, record evidence shows that Defendants never considered, much less relied upon, the Company policies and practices they now tout as authorizing their actions. JX-0879 (2/7 email string regarding looking for policies about "what has to go to the Board"). Drake had never even seen the policies prior to the litigation. *See* JX-0336; JX-0337. The analysis the Company's advisors conducted confirmed that Defendants lacked authority to act. *See* JX-0180; JX-0600.

Fifth, Defendants' argument that disclosing the Investigation was necessary to satisfy a legal requirement is post-hoc, litigation-driven rationalization. At trial, Chilton admitted that Defendants never disclosed the ongoing Investigation to Lockheed because the lawyers considered it immaterial. Chilton Tr. 387:11-21. If Defendants genuinely believed the law required disclosure of the Investigation, they could have said so when affording the Board or the Non-Management Committee the opportunity to review and comment. Instead, they acted in secret without authority and tailored the press release to achieve a tactical advantage in the anticipated election contest.[16]

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[16] Where a party discloses information in spite of a confidentiality obligation, the assertion that disclosure was "legally required" is insufficient to excuse "broad, selective, and slanted discussions" designed to be "tactically advantageous to itself" rather than limited to "bare legal necessity." *Martin Marietta Materials, Inc. v. Vulcan Materials Co.*, 56 A.3d 1072, 1078, 1103 (Del. Ch. 2012), *aff'd*, 68 A.3d 1208 (Del. 2012), *as corrected* (July 12, 2012). Here, the February 1 Press Release went far beyond bare factual disclosures. JX-0241; *see supra* Argument Section III(C). If SEC rules required disclosure of the existence of the Investigation—a

D.   Defendants Violated the Neutrality Principle by Co-Opting Company Resources—Before and After the TRO

As soon as Drake learned that Lichtenstein might nominate a slate, she swung the corporate machinery into action.   She mobilized the Company's senior management, its long-time executive search firm, its financial advisors, and its outside lawyers to assist in opposing the Steel Slate and assembling Drake's own, while brainstorming ways to "pressure" Lichtenstein to withdraw his nominees. Defendants lacked authority to use Company resources, and they improperly exploited the Company's personnel and longtime Company advisors. *See* Dkt. 41; *cf SDF Funding LLC v. Fry*, 2022 WL 1511594, at *17 (Del. Ch. May 13, 2022) (recognizing harm in appropriating company employees, premises, and resources to divert corporate opportunities).

1.   Defendants Used Company Personnel Without Authority

At trial, Defendants conceded that one of the Company's greatest resources is its employees.   Chilton Tr. 419:14-420:6.   Drake admitted she enlisted the Company's General Counsel (Kampani), its CFO (Boehle), its Senior VP of Communications (Schumacher), its Chief Human Resources Officer (Wagner) and

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highly debatable conclusion without record support— Defendants "went beyond any definition of 'legally required' by over-disclosing[,] when [they] could have satisfied SEC requirements with a much simpler recitation of the facts." *Martin Marietta*, 56 A.3d at 1139.

her own chief of staff (Baldemor) to help in the proxy contest. Drake Tr. 495:8-496:2, 541:6. Her emails confirm she relied heavily on additional Company employees, before and after the TRO. JX-0686; JX-0688.

Kampani, the Company's general counsel, "assembled [Drake's] legal team," *id.* at 495:11-24, and directed corporate blackmail to pressure Lichtenstein and Steel to withdraw their slate. *See* JX-0186 (Jenner: "Warren and team need to understand what we are willing to disclose re the investigation"); JX-0856 (Kampani: "ask them to retract the notice or we tell them Warren is under investigation"). Kampani authorized the February 2 SEC Filings. Drake Tr. 501:21-502:3. Kampani reviewed unauthorized statements to the press in the Company's name. *See* JX-0330. Kampani even committed the Company to pay for Defendants' legal expenses by signing GDC's Joint Representation Agreement *after* the Court barred anyone from deploying Company resources in the proxy contest without Board approval. *See supra* p. 17. Kampani continued to assist with the proxy contest after the TRO. *See, e.g.*, JX-0426.

Boehle assisted with the February 1 Press Release and told each of the Company's top stockholders about it. *See* JX-0656; Boehle Tr. 776:5-9; *see, e.g.,* JX-0305; JX-0278; JX-0478; JX-0401. Boehle provided feedback on stockholder letters, including by confirming their recitation of Company information. JX-0278; Boehle Tr. 771:18-20; Anderson Dep. 88:12-22. Boehle saw his participation as

"part of [his] job." Boehle Tr. 769:1-5. He supported Drake in the proxy contest because "she's [his] boss." Boehle Dep. 176.

At trial, Boehle conceded he did not even *try* to comply with the TRO ruling prior to February 23. Boehle Tr. 762:23-24 ("I didn't really consider compliance with the TRO until it was finalized on 2/23."). Afterwards, Boehle's assistance continued. *See*, *e.g.*, JX-0470 (Boehle coordinating with Drake and other Company personnel to schedule appointments with stockholders to "talk about [her] new slate."); JX-0426 (February 25 email from Evercore to Boehle and others regarding proxy contest action plan); JX-0477 (March 1 email from Boehle to BlackRock scheduling meeting to discuss Drake's slate); JX-0478 (March 1 email from Boehle regarding proxy contest message to stockholders); JX-0479 (Boehle contacting stockholders using Drake's Gmail account); Boehle Tr. 791:9-16 (Boehle admitting he participated in strategy calls regarding the proxy contest in spite of TRO).

Even after the Court entered the TRO, Drake mobilized an army of Company employees to move her shares into record name before the already-extended February 28 nomination deadline. *See supra* pp. 27-28. Drake maintained at trial that Company employees only assisted with retrieving her password, but her testimony was not credible. Record evidence confirms that employees helped with far more, including by facilitating the transfer via a DWAC authorization letter from

47

the Company. *See* JX-0437 at 17, 21-22, 59-61. Just a month before, the Company

had refused to provide Steel the same type of assistance. *See* JX-0446.

At Drake's direction, Boehle, Schumacher, Kampani, Baldemor, and other

Company personnel coordinated with the Company's advisors at Citi, GDC,

Evercore, Jenner and Joele Frank to advance Drake's proxy agenda. *See, e.g.*, JX-

0430; JX-0471; Drake Tr. 593:6-594:18 (Drake describing Boehle's facilitation of

stockholder calls); Boehle Tr. 784:9-13, 786:7-11 (Boehle's admissions regarding

the subject); JX-0278 at 2-5; JX-0478; JX-0401; JX-0686; JX-0688 (enlisting Jones

to make proxy presentation). GDC recognized that Drake's continuing reliance on

Boehle was problematic and suggested adding him as an alternate on the Drake Slate

"to get his support on calls, drafts etc. without worrying about 'no company

resources' language" in the TRO. JX-0455.

2.   Defendants Co-opted the Company's Advisors

Drake confirmed at trial that she enlisted the Company's proxy advisors in her

capacity as CEO. Drake Tr. 568:5-20. After the TRO ruling, several of these

Company advisors purported to become Drake's personal advisors. But their value

as advisors (and willingness to help Drake) flowed from their long-time work for the

Company, they never abandoned their work for the Company, they have continued

to bill the Company, and they expect to be paid by the Company.

a.   GDC

Drake co-opted GDC, the Company's long-time corporate counsel, as soon as Lichtenstein proposed the incumbent slate. GDC revised talking points threatening the directors (their own clients) that approving the slate could lead to stockholder litigation, NYSE delisting, SEC or DOJ investigations, public embarrassment, and a "risk that Eileen could take action against the Company." JX-0881 at 8. These threats prevented consensus on a Company slate. *See, e.g.*, McNiff Tr. 142:21-143:14.

When Steel nominated its slate, GDC revised the February 1 Press Release to focus on Lichtenstein. JX-0180 at 2. GDC encouraged Defendants to act in secrecy, while purporting to act as counsel for the Company. *See, e.g.*, JX-0631 at 1 ("[D]on't want to loop anyone in who I shouldn't.").

To promote Defendants' interests, GDC purported to act on behalf of the Company, including by sending a letter accusing half of the Board of breaching their fiduciary duties (JX-0287) and filing a lawsuit against them (JX-0334). GDC also helped assemble the Drake Slate and prepare stockholder communications. *See, e.g.*, JX-0620; JX-0811. GDC even offered to represent the director nominees on the Drake Slate in lieu of the indemnification agreement Defendants would not offer. Anderson Dep. 227:5-17. GDC sent Kampani a supplemental engagement letter for its "representation of the company" in the Litigation, requested a $250,000 retainer

(JX-0324 at 1-3) and then kept the retainer on account even after the Court granted the TRO. *Supra* p. 17.

b.   Neutral Counsel

After concluding that neutral counsel was a "bad idea," Drake scuttled the independent directors' February 17 agreement to retain Paul, Weiss. JX-0646 at 1; JX-0647 at 1. GDC and Drake scripted a series of emails for Lord to send in which he backpedaled and then denied the directors' prior agreement. Chilton Dep. 237:15-239:2; Chilton Tr. 416:6-15; Lord Tr. 890:9-892:16; JX-0831; JX-0838. Meanwhile, GDC, Drake and her in-house team arranged M&F's retention to oversee the Annual Meeting. JX-0488; JX-0696. When that effort failed, Defendants devised a strategy to dismiss their own litigation and consent to judgment *against themselves* to avoid neutral counsel. JX-0493 (announcing "great news to share" that would "obviate the need for the company to hire any counsel under the TRO"). In a final, last ditch effort, Defendants sought to condition compliance with the TRO's neutral counsel requirement on "part of a larger potential package of agreements and compromises." Dkt. 80 ¶20.

c.   Jenner

The Company retained Jenner in connection with the Lockheed Merger, but Defendants co-opted them in the election contest. Henderson Tr. 24:24-25:6; McNiff Tr. 149:10-14. First, Jenner prepared talking points to threaten the directors

and dissuade them from agreeing on the incumbent slate. *See* JX-0881. Jenner then circulated the first draft of the February 1 Press Release. JX-0179; McNiff Tr. 165:10-17. Jenner recommended focusing the negotiations with Steel "on what we might be willing to disclose, in order to put pressure on [Lichtenstein] and Steel Partners." JX-0179 at 1; *see also* JX-0161 ("I am working on a draft disclosure that could put pressure on Warren and team.").

As recently as February 24, Jenner was coordinating action items related to the composition and announcement of the Drake Slate. JX-0410. Jenner's assistance to Defendants was never approved by the Board or even disclosed to Plaintiffs before this litigation.

d.   Evercore

The Company retained Evercore in connection with the Lockheed Merger. JX-0027; McNiff Tr. 165:2-4. GDC determined that the Company need not retain new financial advisors for the proxy contest because Evercore's engagement letter included a tail provision that remained operative. *See* JX-0390; JX-0389; JX-0386; JX-0393 at 7 n.4; Boehle Tr. 776:21-781:22. Evercore has not waived that tail. *See* Drake Tr. 549:8-16.

As soon as Steel filed its amended 13D, Drake enlisted Evercore's activism team to prepare Defendants' proxy response. JX-0227; Anderson Dep. 44-45; Drake Tr. 495:2-10. Evercore helped draft the February 1 Press Release, Anderson Dep.

240:6-8, compose communications to stockholders and the press, JX-0278; JX-0329, and assemble the Drake Slate, JX-0620; JX-0420. In parallel, Evercore negotiated to extend its 2020 engagement agreement with the Company to include services related to the proxy contest. Anderson Dep. 47:9-12, 58:1-22. No one asked for permission from, or even informed, the Board. McNiff Tr. 165:5-9.

After the TRO, Evercore continued to assist with the proxy contest while working with the Company on ordinary course financial matters. JX-0519 (Evercore providing comments on the March 28 release); Drake Tr. 515:18-23 (Drake testifying that she used Evercore "for strategy" after the entry of the TRO); Boehle Tr. 778:7-11 (Boehle confirming that "throughout mid-February, Evercore was helping [him] prepare the Company's earning materials"), 779:8-11 (Boehle agreeing that Evercore "was still acting as the [C]ompany's financial advisor as of February 17"). Evercore's corporate representative admitted that approximately seven employees were providing proxy contest services to Defendants as recently as mid-April. Anderson Dep. 73.

e. Citi

The Company retained Citi in connection with the Lockheed Merger. McNiff Tr. 165:2-4. Citi's engagement letter included a tail period sufficient to ensure that Citi could continue as the Company's financial advisor without "requiring entry into a new letter agreement for services." JX-0389 at 1.

As soon as Steel delivered its nominations, Drake enlisted Citi for its experience in proxy contests involving "activists." JX-0230. Citi advised Defendants on the proxy contest, Drake Tr. 554:8-11, including preparing communications with stockholders, JX-0357, identifying candidates for the Drake Slate, JX-0409, and helping Defendants even after the issuance of the TRO. *See* Boehle Tr. 784:9-13. No one asked for permission from, or even informed, the Board. McNiff Tr. 165:5-9.

f. Joele Frank

On January 31, Defendants enlisted support from Joele Frank, the Company's public relations firm, without seeking permission from or informing the Board. *See* JX-0197; Moloney Dep. 203:19-204:23. Joele Frank helped draft the February 1 Press Release, Drake Tr. 546:22-547:1, prepared talking points for "one-on-one conversations" between Company management and the Company's stockholders, JX-0236, and managed Defendants' press communications regarding the election contest, JX-0329. Separately, Joele Frank helped GDC and Evercore prepare talking points for Drake's director candidate search. JX-0620. Joele Frank continued to aid Defendants after the Court's TRO rulings, *see, e.g.*, JX-0432, but later stopped because they lacked an adequate indemnity. Drake Tr. 547:15-22; JX-0457.

g. Korn Ferry

Korn Ferry has worked for the Company for years. Drake Tr. 542:11-18; Lord Tr. 905:15-21. On February 1, Drake and the Company's head of Human Resources reached out to Korn Ferry for help recruiting director candidates. JX-0285; Drake Tr. 542:11-18, 543:10-544:24. Drake continued to work with Korn Ferry after the TRO. *See, e.g.*, JX-0376; JX-0412; Drake Tr. 545:17-20. Drake admitted there is "a possibility" she will pay Korn Ferry using Company funds if the Drake Slate wins the proxy contest. *Id.* at 546:10-13.

3. Defendants Abused Company Information and its Privilege

Throughout this dispute, Defendants misused confidential Company information while blocking Plaintiffs' access. See JX-0871 at 13-14 & nn. 44-47, 49 (letter decision recognizing corporate information and legal counsel as a Company resource). In their April 22 Proxy, Defendants disclosed the Guidance Memo for the first time, even though the Investigation was ongoing, remained confidential, and unauthorized disclosure of its mere existence had triggered a TRO against them. JX-0567 at 5; *see* Chilton 95-96; Corcoran 61-62. On May 3, Defendants unilaterally disclosed that the Board had received the results of the Investigation. *In re Aerojet Rocketdyne Holdings, Inc.*, C.A. No. 2022-0127-LWW, at 55 (Del. Ch. May 3, 2022) (TRANSCRIPT) ("[T]he reality is that ... investigation results have been seen by board members.").

Meanwhile, Defendants blocked Plaintiffs' access to information despite their status as directors. As explained *supra* at pp. 31, Drake and aligned employees rejected Plaintiffs' requests for basic information. *See, e.g.,* JX-0291 (Boehle: "just ignore their emails"). Defendants also blocked Plaintiffs' access to legal advice rendered by the Company's lawyers. Productions from Evercore and Computershare tipped off Plaintiffs, who moved to compel. Plaintiffs would have never learned the depths of Defendants' and GDC's violations if this Court had not granted a motion to compel just weeks before trial. *See* Dkts. 205, 206.

4. Defendants Diverted Company Funds and Used the Company's Credit

After Plaintiffs sought a TRO, GDC recognized that the Court might prevent the Company from paying for GDC's work for the Drake Slate and sent Kampani the Joint Representation Agreement. The document memorialized GDC's "representation of the company" and requested an evergreen retainer of $250,000. JX-0324 at 2-3. By February 9, 2022, the Company had paid the retainer—without the knowledge or consent of the Board. JX-0320; JX0324. GDC is still holding the retainer, Moloney Dep. 137-38, in violation of the TRO's prohibition against "us[ing] or otherwise deploy[ing]" Company funds in the contest. Dkt. 41 at ¶2(b).

Just hours after the February 15 TRO Ruling, GDC demanded signatures on the Joint Representation Agreement, which committed the Company to pay

Defendants' legal fees, including for offensive litigation to disqualify the Lichtenstein Slate. JX-0367 at 3. Corcoran, Drake, and Kampani signed on *after* the TRO. *See id.*; JX-0627. Defendants then withheld the Joint Representation Agreement in discovery, despite Plaintiffs' request for all documents regarding "the engagement of [GDC]." JX-0491 at 21-22.

Even now, GDC is working on a contingent basis and expects to be paid by the Company if Defendants win the proxy contest. *See* JX-0641 (GDC promising to work "pro bono with compensation paid only after the contest is won"); Drake Dep. 168. Evercore is advising Drake on similar terms. *See* JX-0458 ("[W]e are merely … trying to be helpful to a once and hopefully future client.").

III. <u>DEFENDANTS SHOULD BE HELD IN CONTEMPT</u>

The Court's TRO and implementing order bound the parties, as well as their agents and attorneys. Ct. Ch. R. 65(d). Court of Chancery Rule 70(b) authorizes relief in the form of contempt "[f]or failure to obey a restraining or injunctive order." Ct. Ch. R. 70(b). The civil contempt remedy acts to "enforce the rights of private parties to suits, and to compel obedience to orders and decrees made to enforce the rights and administer the remedies to which the court has found them to be entitled." *City of Wilm. v. Gen. Teamsters Local Union 326*, 321 A.2d 123, 125 (Del. 1974) (citation omitted).

A finding of civil contempt is appropriate where a party is (a) bound by an order; (b) has notice of that order; and (c) nevertheless violates that order. "A party petitioning for a finding of contempt bears the burden to show contempt by clear and convincing evidence; the burden then shifts to the contemnors to show why they were unable to comply with the order." *TR Invs., LLC v. Genger*, 2009 WL 4696062, at *15 (Del. Ch. Dec. 9, 2009); *see Aveta Inc. v. Bengoa*, 986 A.2d 1166, 1181 (Del. Ch. 2009).

While the Court may consider the intentional or willful nature of the contemnor's acts when determining the appropriate sanction, the movant is "***not*** required to prove that the violation was willful or intentional." *In re TransPerfect Glob., Inc.*, 2019 WL 5260362, at *12 (Del. Ch. Oct. 17, 2019) (quoting *Mother African Union First Colored Methodist Protestant Church v. Conference of African Union First Protestant Church*, 1995 WL 420003, at *10 (Del. Ch. July 13, 1995)) (emphasis added).

Advice of counsel is ***not*** a defense to civil contempt. *S.E.C. v. McNamee*, 481 F.3d 451, 455-56 (7th Cir. 2007) ("[A]dvice of counsel may show that a person lacked a culpable intent and thus may defeat criminal liability, but scienter is not required in civil-contempt proceedings") (citing *McComb v. Jacksonville Paper Co.*, 336 U.S. 187, 191 (1949)); *In re Walters*, 868 F.2d 665, 668-69 (4th Cir. 1989) (advice of counsel is no defense in civil contempt proceeding because "one cannot

voluntarily choose an attorney and then avoid the consequences of the attorney's acts or omissions").

The February 15 TRO Ruling directed the parties and their agents and advisors to take immediate steps to ensure the Company's neutrality. GDC and Defendants understood what that meant. *See* JX-0663 ("Judge granted a narrowed TRO"). The Court's February 23 letter opinion and the TRO itself banished any doubt about the scope of the Court's ruling. GDC immediately forwarded it to Defendants. *See* JX-0413. Drake and her allies understood the consequences immediately. *See* JX-0643 (Boehle: "I'm speechless on this. She doesn't realize what she is doing." Drake: "Exactly"); JX-0408 ("Awful! … You're not kidding … They whiffed on this … Ugh!!").

The February 23 TRO specified that "[n]o party to this Action, no officer, director, employee, advisor or agent of [the Company] …, shall … without the prior written approval of the Company's Board of Directors … use or otherwise deploy Company funds or other Company resources in support of the election efforts of any candidate for election at the Annual Meeting." Dkt. 41. at ¶2(b). Paragraph 7 required GDC and RLF to withdraw their appearances on behalf of the Company. *Id.* at ¶7. Paragraph 8 required the Company to "retain independent counsel agreed upon and authorized by at least 5 members of the Board." *Id.* ¶8. The Court *rejected* language proposed by Defendants that would have permitted the parties "to work

with any advisors (including counsel, financial advisors and public relations firm) that may have represented the Company prior to the date hereof." *Compare* Dkt. 41 *with* Dkt. 35, Ex. A ¶9.

Nevertheless, as described above, Defendants continued to violate the neutrality principle and the TRO. Contempt is the appropriate remedy both for Defendants and their advisors who knowingly defied the Court.

IV. DEFENDANTS AND THEIR ADVISORS BREACHED THEIR DUTY OF CANDOR

A. Delaware Law Requires Candor and Transparency Among Directors and Advisors

Delaware law requires candor and transparency among directors and advisors. *See* PPTB 61-62. This duty of candor arises from "perhaps the most fundamental right [of a director] … to participate in the board's collective deliberations and any resulting exercise of its power and authority over the business and affairs of the corporation." *Sinchareonkul v. Fahnemann*, 2015 WL 292314, at *5 (Del. Ch. Jan. 22, 2015).

"Our courts do not approve the use of deception as a means by which to conduct a Delaware corporation's affairs…." *Klaassen v. Allegro Dev. Corp.*, 106 A.3d 1035, 1046 (Del. 2014); *see OptimisCorp*, 137 A.3d 970, at *2-3 ("[W]e are reluctant to accept the notion that it vindicates the board's right to govern the corporation to encourage **board factions to develop <u>Pearl Harbor-like plans</u>** to

address their concerns about the company's policy directions or the behavior of management.") (emphasis added); *Palisades Growth Cap. II, L.P. v. Backer*, 2020 WL 1503218, at *10 (Del. Ch. Mar. 26, 2020) (voiding any action taken at board meeting designed to "ambush" director, whose presence was "secured under deliberately false pretenses"); *Kalisman v. Friedman*, 2013 WL 1668205, at *7 (Del. Ch. Apr. 17, 2013) (director had standing to sue where fellow directors "froze him out of the deliberative process").   "Fear that a director 'may . . . make information available to persons hostile to the [c]orporation or otherwise not entitled to it' does not provide grounds for the corporation to refuse to provide the information." *Kalisman*, 2013 WL 1668205, at *5 (quoting *Henshaw v. Am. Cement Corp.*, 252 A.2d 125, 129 (Del. Ch. 1969)).

B.   Defendants Acted in Secret to Exclude Their Fellow Directors and Repeatedly Violated Plaintiffs' Right to Information

Defendants purposefully excluded half the Board, withheld information, shared only with directors considered "aligned," and acted unilaterally when expecting resistance from other directors. PPTB at 62-64. At trial, Defendants admitted that they excluded Plaintiffs from secret meetings after Lichtenstein's nominations. *See* Corcoran Tr. 275:8-276:24; Lord Tr. 884:12-885:3.

Defendants repeatedly violated Plaintiffs' "essentially unfettered" director information rights. *See* PPTB at 64-65. Trial confirmed that Defendants knowingly

violated those rights, *see* Lichtenstein Tr. 964, 998-1001; McNiff Tr. 132, although members of management admitted the requests "never actually prevented [them] from doing [their] job," Boehle Tr. 766. By contrast, Drake and her allies have enjoyed unrestricted access to the Company's information to develop their side of the proxy contest.

V. THE COURT HAS BROAD POWER TO REMEDY DEFENDANTS' MISCONDUCT AND LEVEL THE PLAYING FIELD

The Court "has broad latitude to exercise its equitable powers to craft a remedy." *Hogg v. Walker*, 622 A.2d 648, 654 (Del. 1993); *accord Reserves Dev. LLC v. Severn Sav. Bank, FSB*, 961 A.2d 521, 525 (Del. 2008). The Court is not limited to the relief requested by the plaintiff. *Tex. Instruments Inc. v. Tandy Corp.*, 1992 WL 103772, at *6 (Del. Ch. May 12, 1992). Here, the Court would be justified in disqualifying the Drake Slate entirely, including because Drake violated the TRO by using Company resources to meet the extended nomination deadline and assemble her slate. Plaintiffs do not seek that relief because they believe corporate democracy should be allowed to function, but the Court should consider at least the following remedies to level the playing field, punish Defendants' contempt and deter future misconduct.

Corrective Disclosures. Defendants committed a litany of disclosure violations, including the February 1 Press Release and February 2 SEC Filings, by

disparaging half the Board in the press and multiple stockholder communications in the Company's name, and by selectively disclosing confidential details of the Investigation in their proxy materials. Corrective disclosure is essential. *See In re: Howard Midstream Energy P'rs, LLC*, C.A. No. 2021-0487-LWW, Tr. at 69 (ordering the company to correct its CEO's unauthorized statements); *see also In re MONY Grp. Inc. S'holder Litig.*, 852 A.2d 9, 15 (Del. Ch. 2004) (requiring supplemental disclosures to inform stockholders of material information).

<u>*Order Barring Further Use of Company Resources.*</u> To enforce the neutrality principle, the Court can and should extend the restrictions in the TRO until a new Board is seated. *See, e.g.*, *DuraSeal Coatings Co. v. Johnston*, C.A. No. 8436-VCL, 64 (Del. Ch. May 30, 2013) (TRANSCRIPT) (emphasizing that "each competing slate … should put its materials before the stockholders and let the stockholders decide who they like better"); *Portnoy v. Cryo-Cell, Int'l, Inc.*, C.A. No. 3142-VCS, at ¶5 (Del. Ch. Jan. 22, 2008) (ORDER) (specifying that "the management slate shall pay … their own proxy solicitation costs in connection with the Special Stockholders' Meeting"). At a minimum, the Court should bar Defendants from continuing to use Company funds, non-public Company information, Company employees, and the Company's advisors, including but not limited to Citi, Evercore, GDC, Jenner, Joele Frank, Korn Ferry, Paul Hastings, MNAT, and Weil.

Order Sterilizing Stockholder Consents and Proxy Votes. Defendants'

misconduct enabled them to obtain an unfair head-start in the proxy contest. *See* JX-

0707 (ISS Report); JX-0708 (Glass Lewis Report); *see also* McNiff Tr. 186:7-

195:12. The Court would be justified in requiring a new election. *See Portnoy v.*

Cryo-Cell Int'l, Inc. 940 A.2d 43, 82 (Del. Ch. 2008). An order sterilizing proxies

Defendants obtained prior to the issuance of corrective disclosures would fall well

short of that relief but would help level the playing field. *See Millenco L.P. v. meVC*

Draper Fisher Jurvetson Fund I, Inc., 824 A.2d 11, 19 (Del. Ch. 2002) (invalidating

the results of an election where the omission of information in a proxy statement

rendered that proxy statement materially misleading and incomplete); *Parshalle v.*

Roy, 567 A.2d 19, 29 (Del. Ch. 1989) (invalidating proxy votes because of improper

solicitation).[17]

Order Barring Proxy Reimbursement from the Company. The Company

should not bear the cost of Defendants' tainted proxy fight. The Court should

prohibit Company reimbursement of Defendants' fees and expenses. *See Portnoy v.*

Cryo-Cell Int'l, Inc., C.A. No. 3142-VCS, at *21 (Del. Ch. Jan. 18, 2008)

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[17] *See Lebhar Friedman, Inc. v. Movielab, Inc.*, 1987 WL 5793, at *5 (S.D.N.Y. Jan. 13, 1987) (granting preliminary injunction prohibiting voting of proxies secured using false and misleading disclosures); *Lone Star Steakhouse & Saloon, Inc. v. Adams*, 148 F. Supp. 2d 1141, 1154 (D. Kan. 2001) (same).

(TRANSCRIPT) ("If the management team slate wins again, they're not going to get reimbursed."); *Portnoy*, C.A. No. 3142-VCS, at 2 (Order and Final Judgment).

Contempt Sanctions. This Court often awards fee shifting as a sanction under Rule 70(b). Here, ever since the Court's February 15 TRO Ruling, this litigation has largely focused on Defendants' continued violations of the Court's directives. Even after the Court granted Plaintiffs' motion to enforce, Defendants asserted the Company's privilege against half of the Board, in direct violation of the TRO's neutrality mandate. *See* Dkt. 205 at 2. Awarding the fees and expenses Plaintiffs have incurred since the February 15 TRO Ruling would be entirely justified. *TransPerfect*, 2019 WL 5260362, at *15; *Aveta*, 986 A.2d at 1188.

An additional monetary sanction is appropriate because "Defendants have abused the good offices of the Court and wasted valuable time and judicial resources in the process . . . ." *Wayman Fire Protection, Inc. v. Premium Fire & Sec., LLC*, 2014 WL 897223, at *32 (Del. Ch. Mar. 5, 2014) (awarding a $10,000 fine in addition to half of attorney's fees and expenses incurred in relation to contemnor's violations of a preliminary injunction); *see In re TransPerfect*, 2019 WL 5260362, at *15 (imposing $30,000 daily sanction, which was "modest" in context of a company with implied enterprise value exceeding $750 million); *In re Rehab. of Indem. Ins. Corp., RRG*, 2014 WL 31710, at *7-8 (Del. Ch. Jan. 2, 2014) (imposing $10,000 per day sanction until party complied with seizure order); *Aveta*, 986 A.2d

at 1188 (imposing $20,000 per day sanction for every day beyond 30 days that defendant failed to arbitrate his claims per court order, which was "on the light side" given the "context of an over $157 million deal").

CONCLUSION

Plaintiffs respectfully request that the Court enter Judgment for Plaintiffs.

OF COUNSEL:

R. Brian Timmons, Esq.
QUINN EMANUEL
URQUHART & SULLIVAN, LLP
865 S. Figueroa Street, 10th Floor
Los Angeles, California 90017
(213) 443-3000

Ellison Ward Merkel, Esq.
K. McKenzie Anderson, Esq.
QUINN EMANUEL
URQUHART & SULLIVAN, LLP
51 Madison Avenue, 22nd Floor
New York, New York 10010
(212) 849-7000

/s/ A. Thompson Bayliss
A. Thompson Bayliss (#4379)
Michael A. Barlow (#3928)
Eliezer Y. Feinstein (#6409)
Samuel D. Cordle (#6717)
ABRAMS & BAYLISS LLP
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
(302) 778-1000

Attorneys for Plaintiff
Warren G. Lichtenstein

/s/ Peter J. Walsh
Peter J. Walsh, Jr. (#2437)
Matthew F. Davis (#4696)
Abraham C. Schneider (#6696)
Patrick A. Lockwood (#6851)
POTTER ANDERSON & CORROON LLP
1313 North Market Street
Hercules Plaza, 6th Floor
Wilmington, Delaware 19801
(302) 984-6000

Attorneys for Plaintiffs James R. Henderson, Audrey A. McNiff and Martin Turchin

Dated: June 3, 2022

Words: 13,999

CERTIFICATE OF SERVICE

I hereby certify that on June 3, 2022, my firm caused true and correct copies of the foregoing *Public Version of Plaintiffs' Post-Trial Brief* to be served by File & Serve*Xpress* upon the following counsel of record:

Peter J. Walsh, Jr., Esq.
Matthew F. Davis, Esq.
Abraham C. Schneider, Esq.
Patrick A. Lockwood, Esq.
POTTER ANDERSON & CORROON LLP
1313 N. Market Street, 6th Floor
Hercules Plaza
Wilmington, Delaware 19801

David J. Margules, Esq.
Elizabeth A. Sloan, Esq.
Brittany M. Giusini, Esq.
BALLARD SPAHR LLP
919 N Market St., 11th Floor
Wilmington, Delaware 19801

Martin S. Lessner, Esq.
Elisabeth S. Bradley, Esq.
Alberto E. Chávez, Esq.
YOUNG CONAWAY STARGATT &
TAYLOR, LLP
Rodney Square
1000 North King Street
Wilmington, Delaware 19801

The Honorable John W. Noble
Lewis H. Lazarus, Esq.
Albert H. Manwaring, IV, Esq.
MORRIS JAMES LLP
500 Delaware Avenue, Suite 1500
Wilmington, Delaware 19801

Raymond J. DiCamillo, Esq.
Kevin M. Gallagher, Esq.
Daniel E. Kaprow, Esq.
Caroline M. McDonough, Esq.
RICHARDS, LAYTON & FINGER, P.A.
920 North King Street
Wilmington, Delaware 19801

 /s/ Eliezer Y. Feinstein
Eliezer Y. Feinstein (#6409)